Exhibit 99.1

Bitauto Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, September 13, 2019 /PRNewswire/ -- Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China’s fast-growing automotive industry, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter, dated September 12, 2019, from Tencent Holdings Limited and Hammer Capital (together, the “Buyer Group”), proposing to acquire all of the outstanding ordinary shares of Bitauto not already owned by the Buyer Group or their affiliates for US$16 in cash per American depositary share (“ADS”) in a going private transaction (the “Transaction”).

A copy of the proposal letter is attached as Annex A to this press release.

The Board will form an independent special committee to consider the Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China’s fast-growing automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto’s advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and services for promotional activities to its business partners, including automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto’s transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

Exhibit A

Annex A

Non-binding Proposal Letter from the Buyer Group

September 12, 2019

The Board of Directors (the “Board”)

Bitauto Holdings Limited

New Century Hotel Office Tower, 10/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

Dear Directors:

Tencent Holdings Limited, for itself or on behalf of its affiliates (collectively, “Tencent”) and Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner (“Hammer”, together with Tencent, the “Consortium” or “we”) are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) and American depository shares (“ADSs”, each representing one (1) Share) of Bitauto Holdings Limited (the “Company”) not already beneficially owned by members of the Consortium or their affiliates in a going private transaction (the “Transaction”).

Our proposed purchase price for each ADS is US$16 in cash. We believe that our proposal provides an attractive opportunity for the Company’s shareholders. Our proposed purchase price represents a premium of approximately 20.6% to the closing trading price of the ADSs on September 11, 2019, the last trading day prior to the date hereof and a premium of 36.1% to the volume-weighted average closing price during the last 30 trading days.

As of the date of this proposal, we, through our affiliates, have entered into certain support agreements with Mr. Bin Li, JD.com Global Investment Limited (“JD Global”) and Cox Automotive Global Investments, Inc. (collectively, the “Supporting Shareholders” and each, a “Supporting Shareholder”), who collectively beneficially own more than 48.5% of the total issued and outstanding Shares based on the Company’s public filings, pursuant to which each Supporting Shareholder has agreed to (i) vote all of the Shares and ADSs beneficially owned by it in favor of the Transaction and against any other transaction in competition or inconsistent with the Transaction, and, (ii) in the case of Mr. Bin Li and JD Global (collectively, the “Rollover Shareholders” and each a “Rollover Shareholder”), roll over some of its existing equity in the Company for the purposes of funding the Transaction.

Tencent currently beneficially owns 5,482,683 Shares, representing approximately 7.81% of the total issued and outstanding Shares. Hammer does not beneficially own any Share or ADS as of the date of this proposal.

The principal terms and conditions upon which the Consortium is prepared to pursue the Transaction are set forth below.

1.	Purchase Price. We propose to acquire all of the outstanding Shares and ADSs, other than those beneficially owned by the Supporting Shareholders and to be rolled over for the purposes of funding the Transaction and those beneficially owned by us, at a purchase price equal to US$16 per Share (or the equivalent amount per ADS, as the case may be), in cash, based on the Company’s share capital set forth in the Company’s public filings.

2.	Financing. We intend to finance the Transaction with a combination of new and rollover equity capital funded by members of the Consortium or their affiliates and the Rollover Shareholders. We do not anticipate requiring debt financing to consummate the Transaction.

3.	Due Diligence. We are prepared to move expeditiously to complete the proposed Transaction as soon as practicable. We have engaged Latham & Watkins LLP as our legal counsel and believe that, with the full cooperation of the Company, we can complete customary commercial, legal, financial and accounting due diligence for the Transaction, in a timely manner and in parallel with discussions on the definitive agreements. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business subject to a customary form of confidentiality agreement.

4.	Definitive Documentation. Assuming our satisfaction with the results of our due diligence investigation, we are prepared to promptly negotiate and finalize the definitive agreements (the “Definitive Agreements”) providing for the Transaction and for the rollover by Tencent and the Rollover Shareholders. This proposal is subject to the execution of the Definitive Agreements. We expect that such Definitive Agreements with respect to the Transaction will contain representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

5.	Process. We believe the Transaction will provide superior value to the Company’s public shareholders. We recognize that the Board will evaluate the Transaction independently before it can make its determination to endorse it. Given the involvement of Tencent and the Supporting Shareholders, we expect that the independent, disinterested members of the Board will proceed to consider the proposed Transaction. In considering this proposal, you should be aware that we are interested only in pursuing the Transaction and we do not intend to sell our stake in the Company to any third party.

6.	Possible Unconditional Mandatory General Offer. Based on public filings, the Company currently beneficially owns approximately 43.74% of the total issued shares of Yixin Group Limited (“Yixin”), a company incorporated in the Cayman Islands whose issued shares are currently listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKSE”) (stock code: 2858). Upon completion of the Transaction, there will be a change in statutory control in the Company whereby the Consortium will acquire control (as defined under the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”)) of Yixin. The Consortium, having consulted with the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong ( the “Executive”), will be required to make an unconditional mandatory general offer to all the shareholders and other securities holders of Yixin for all the issued Shares and other securities of Yixin (other than those already owned or agreed to be acquired by the Consortium or parties acting in concert with it) upon completion of the Transaction pursuant to Note 8 to Rule 26.1 of the Takeovers Code (the “Possible Offer”). As part of the arrangements between the Consortium and JD Global in support of the Transaction, the Consortium has also entered into a deed of irrevocable undertaking with JD Financial Investment Limited (“JD Financial”) in connection with the Possible Offer pursuant to which JD Financial has undertaken, among other things, not to accept the Possible Offer in respect of any shares of Yixin owned by it or make any such shares available to acceptance under the Possible Offer provided that the offer price per share for the Possible Offer does not exceed HK$2.00.

In light of the above, please inform the board of directors of Yixin forthwith of the receipt of this letter, the Transaction and the Possible Offer, forwarding the enclosed draft Rule 3.7 Announcement (as defined below) and including the reminders and requests as follows:

The Possible Offer is subject to the Takeovers Code. It is contemplated that an announcement pursuant to Rule 3.7 of the Takeovers Code (the “Rule 3.7 Announcement”) will be issued by Yixin in respect of the Possible Offer shortly after receipt of this letter by the Company, a draft of which is enclosed. The enclosed draft Rule 3.7 Announcement has been submitted to the Executive for its review on a confidential basis. We would like to remind the Company and Yixin generally of the duties and obligations under the Takeovers Code, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and applicable laws and regulations in relation to the Possible Offer. In particular, Rule 1.4 of the Takeovers Code stresses the vital importance of secrecy before any announcement is made. In addition, following the receipt of this letter, it may be necessary for Yixin to consider maintaining a suspension of trading in Yixin’s shares on the HKSE pending the release of the Rule 3.7 Announcement. To the extent Yixin is reasonably able to do so, we would expect Yixin to consult with us as to the timing and content of any announcement to be made by Yixin in relation to the Possible Offer.

7.	Confidentiality. Tencent will, as required by law, promptly file an amendment to its Schedule 13D to disclose this proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8.	No Binding Commitment. This proposal is not a binding offer, agreement or an agreement to make a binding offer. This letter is a preliminary indication of interest by the Consortium and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. A binding commitment will result only from the execution of Definitive Agreements, and then will be on the terms and conditions provided in such documentation.

In closing, the Consortium would like to express its commitment to working together to bring this proposed Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng

Name:	Ma Huateng

Title:	Chairman of the Board of Directors

[Signature Page to Non-binding Proposal]

Hammer Capital Opportunities General Partner as the general partner of

Hammer Capital Opportunities Fund L.P.

By:	/s/ Amanda Chau

Name:	Amanda Chau

Title:	Authorised Signatory

[Signature Page to Non-binding Proposal]